UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*


                              TRAILER BRIDGE, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    892782103
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                    William G. Gotimer, Jr., General Counsel
                              Trailer Bridge, Inc.
                           10405 New Berlin Road East
                           Jacksonville, Florida 32226
                                 (904) 751-7100
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 892782103


================================================================================
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          F. Duffield Meyercord
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER OF
                                      5,260,768
          SHARES             ---------------------------------------------------
                                8     SHARED VOTING POWER
       BENEFICIALLY
                                      0
         OWNED BY            ---------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
           EACH
                                      5,260,768
        REPORTING            ---------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
          PERSON
                                      0
           WITH
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,260,768
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================


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

CUSIP No. 892782103


Item 1.  Security and Issuer
----------------------------

         This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer'):

                  Trailer Bridge, Inc.
                  10405 New Berlin Road East
                  Jacksonville, FL 32226


Item 2.  Identity and Background
--------------------------------

         This Schedule 13D is filed on behalf of F. Duffield Meyercord, whose address is 1163 Shrewsberry Avenue, Shrewsbury, New Jersey 07702-4321. Mr. Meyercord is a Director of Trailer Bridge, Inc., located at 10405 New Berlin Road East, Jacksonville, Florida 32226.

         During the last five years, Mr. Meyercord has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Meyercord is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Mr. Meyercord acquired beneficial ownership of 5,258,768 shares of the Common Stock when Mr. Meyercord became qualified under local law to his perform duties as an executor of the estate of Malcom P. McLean, the founder and principal stockholder of the Issuer. As an executor of the McLean estate, Mr. Meyercord is vested with sole voting and investment power with respect to such shares.


Item 4.  Purpose of Transaction
-------------------------------

         As described in Item 3 above, Mr. Meyercord acquired beneficial ownership of 5,258,768 shares of the Common Stock when Mr. Meyercord became qualified under local law to perform his duties as an executor of the McLean estate. Under Mr. McLean's will, these shares are to be distributed to a testamentary trust. Either as sole executor under the will or as the trustee of the trust and in either capacity Mr. Meyercord has sole voting and investment power over these shares.

         The remaining shares of the Common Stock beneficially owned by Mr. Meyercord were acquired by Mr. Meyercord for, and are being held for, investment purposes. Mr. Meyercord may, at some future date, decide to make additional investments in shares of the Issuer's Common Stock for the same purpose.

         Except as set forth above and except as described below, Mr. Meyercord has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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

CUSIP No. 892782103


         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)    Any action similar to any of those enumerated above.

         Pursuant to an agreement dated as of July 23, 2004, the Company has entered into a definitive agreement to purchase 100% of the outstanding shares of Kadampanattu Corp., which is wholly owned by the Estate of Malcom P. McLean, for $32 million. Under the agreement, the Company must close the transaction by the end of 2004.

Item 5.  Interest in Common Stock of the Issuer
-----------------------------------------------

         (a) and (b). Mr. Meyercord beneficially owns an aggregate 5,260,768 shares of the Common Stock, constituting approximately 44.7% of the 11,752,277 shares outstanding as of September 30, 2004. Such Common Stock are as follows:

                (i) 2,000 shares (constituting less than 1% of the total number of shares outstanding) are owned beneficially by Mr. Meyercord. Mr. Meyercord has sole dispositive and voting power over such shares.

                (ii) 5,258,768 shares (constituting approximately 44.7% of the total number of shares outstanding) are held by the estate of Malcolm P. McLean and may be deemed beneficially owned by Mr. Meyercord, who is an executor of the estate with sole voting and investment power with respect to such shares.

         (c) No transactions in the Common Stock were effected by Mr. Meyercord in the last sixty days.

         (d) Any dividends on the 5,258,768 shares of the Common Stock (constituting approximately 44.7% of the total number of shares outstanding) owned by the McLean estate or testamentary trust and the proceeds of the sale thereof will be paid to the McLean estate or testamentary trust. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

         (e)    Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Common Stock of the Issuer
--------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Meyercord and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

         None


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

CUSIP No. 892782103


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 17, 2004
----------------------------------
Date


/s/ F. Duffield Meyercord
----------------------------------
F. Duffield Meyercord















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